May 5, 2006


via U.S. Mail
Alan Hart
President and Chief Financial Officer
Summit Exploration, Inc.
Suite 700, One Executive Place
1816 Crowchild Trail, N.W.
Calgary, Alberta
Canada T2M 3Y7

Re:	Summit Exploration, Inc.
		Form SB-2 filed April 7, 2006
	File No. 333-133079


Dear Mr. Hart:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We will need time to review all new disclosure. You can expedite the review process by providing all this information promptly. We may have additional comments.
2. Provide updated disclosure in each amendment.
3. Revise to include the dealer prospectus delivery representation required by Item 502 (b) of Regulation S-B.

Summary, page 3
Business, page 3

4. Specify the approximate time frame within which you anticipate submitting applications for new exploration permits to the Queensland state government.
5. Supplement your summary to provide further balance.   Although
you
indicate that you have "limited operations" and no revenues, you do
not state the significant risk you face due to the fact that you have
yet to identify and receive permits for any exploration
activities.
Revise your summary to briefly cite the most material risks to your
operations and financial condition.
Risk Factors, page  4
6. Organize your risk factor discussion under headings that classify risks associated with your business and with respect to an investment in the common shares being offered.
7. Reorder your risk factor discussion and present the most salient risks at the forefront of the discussion. For example, the risk factors identifying the fact that you have a limited operating history and currently have no oil and gas interests would appear to be relatively more material to an investor than the risk factors that currently precede them. Please revise your disclosure accordingly.
8. Many of your risk factor headings and disclosure fail to specify the impact to your business and financial condition resulting from the risk. For example but not limited to, on page 5, the risk factors "The marketing and sale of petroleum products...," " We have no oil and gas interests...," and "The price for oil and gas is volatile..." . Please revise your risk factor discussion accordingly.
9. As noted on page 8, please provide a risk factor that addresses the fact that the offering price of $0.10 bears no relationship to any established valuation criteria and is not indicative of prices for your common stock that may be realized in the future.
"Mr. Hart is our sole director,"  page 4
10. On page 16, you note that Mr. Hart has made an undertaking to be the company`s president and director only through March 2007. Please supplement the risk factor disclosure to address this fact.
11. Clarify the region represented by the term "Austral Asia".

 " We have a limited history of operations...," page 4
12. Specify the formation date of the company in the first sentence of this risk factor. Additionally, remove the mitigating language that appears in the first sentence of the risk factor.

 "We have limited financial resources...," page 4
13. On page 14 of the prospectus, you indicate that you have had no discussions related to potential future financing. Please revise your risk factor disclosure to convey this fact.

Use of Proceeds, page 7
14. You identify that the largest use of proceeds will be
"Geochemical and seismic interpretation."   You do not indicate
that
you will use any funds for the acquisition of "exploration
permits"
or exploration activities.    Given that you indicate that your
goal
is to acquire oil and gas interests, expand your discussion in the relevant parts of the prospectus to address:
* Why you need to expend funds for geochemical and seismic interpretation;
* The nexus to, and any conflicts that may arise from, Mr. Hart`s ownership of Golden Downs which "specializes in geological review and assessment in the Austral Asian region," including whether such proceeds will be paid to Golden Downs for services; and
* The amounts you will need in order to acquire exploration permits and conduct subsequent exploration activities.

Plan of Distribution, page 10
15. Further supplement the disclosure to specify that Mr. Hart may be deemed to be an underwriter of the securities.

Directors, Officers, Promoters, and Control Persons, page 10
16. Consistent with the requirements of Item 401 of Regulation S-B, please provide a complete five year biographical sketch for Mr. Hart.
In this regard, ensure that you completely describe Mr. Hart`s business experience for the past five years including the positions held and the dates of experience by month and year. Currently, there are gaps and ambiguities regarding time in the five-year business sketch you provide. Further, indicate Mr. Hart`s current position in
Golden Downs Consulting.
17. Revise to correct inconsistencies in the disclosure regarding the positions held by Mr. Hart. We note for example, that Mr. Hart signs as Chief Accounting Officer, Chief Executive Officer and President yet his biography states that he is only the President and Chief Financial Officer.

Description of Business, page 13
18. Clarify the nature of interests that you would seek to acquire
-
royalty, working interest, etc.
19. Given that the purpose of the company is to seek exploration opportunities and that Golden Downs specialized in geological review and assessment, explain how a conflict could arise between "the best interests" of the company and Golden Downs.

Plan of Operations, page 16
20. Rather than state that you have "experienced losses in each fiscal period reported on," revise your disclosure to clarify that you have been in operation only since February 23, 2006 and have experienced losses since that time. Additionally, consistent with the requirements of Item 303 (a)(1)(i) of Regulation S-B, rather than state that you do not have sufficient funds to carry out your independent operations, specify the amount of months you anticipate being able to carry out such operations based on the working capital
amounts you currently have or anticipate receiving within the next
12
months.

Undertakings, page 30
21. Please revise to include the all of the undertakings required by
Item 512 of Regulation S-B.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.





							Sincerely,


							H. Roger Schwall
							Assistant Director

      cc: 	Conrad Lysiak, Esq.
      (509) 747-1770 (via facsimile)


Mr. Hart
Summit Exploration, Inc.
May 5, 2006
page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE